Exhibit 12.2

UAL Corporation and Subsidiary Companies

Computation of Ratio of Earnings to Fixed Charges

and Preferred Stock Dividend Requirements

	Six Months Ended
	June 30

	2002	2001
	(In Millions)
Earnings:
Earnings before income taxes and
cumulative effect of accounting change	$(1,326)	$(1,051)
Fixed charges, from below	397	456
Undistributed losses of affiliates	6	13
Interest capitalized	(17)	(45)

Earnings	$ (940)	$ (627)
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Fixed charges:

Interest expense	$ 288	$ 254
Preferred stock dividend requirements	8	8
Portion of rental expense representative
of the interest factor	101	194

Fixed charges	$ 397	$ 456
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Ratio of earnings to fixed charges	(a)	(a)
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(a) Earnings were inadequate to cover fixed charges by $1.3 billion in 2002 and $1.1 billion in 2001.